                                    FORM 11-K





                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934



     For the fiscal year ended December 31, 1993



     Commission file number 1-1910


          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:




                      Baltimore Gas and Electric Company
                      Employee Savings Plan
                      Address same as issuer





          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                      Baltimore Gas and Electric Company
                      Gas and Electric Building, Charles Center
                      Baltimore,  Maryland  21201

                                   SIGNATURES







          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




















                                   BALTIMORE GAS AND ELECTRIC COMPANY
                                   EMPLOYEE SAVINGS PLAN
                                   _____________________________________









          June 28, 1994            /s/  D. L. Featherstone
     Date ______________________   _____________________________________

                                   D. L. Featherstone
                                   Plan Administrator

                        REPORT OF INDEPENDENT ACCOUNTANTS

        To the Plan Administrator of the
            Baltimore Gas and Electric Company
            Employee Savings Plan


            We have audited the accompanying statements of net assets available for plan benefits of the Baltimore Gas and Electric Company Employee Savings Plan as of December 31, 1993 and 1992 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

            We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

            In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

            Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions for the year ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. The
        supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                             Coopers & Lybrand
        Baltimore, Maryland

        May 29, 1994

                       CONSENT OF INDEPENDENT ACCOUNTANTS



            We consent to the incorporation by reference in the Prospectuses prepared in accordance with the requirements of Form S-8 (File No. 33-56084) and Form S-3 (File Nos. 33-49801, 33-
        45260, 33-33559,  33-57658, 33-57704, 33-50329, 33-45258, and 33-
        50331) of our report dated May 29, 1994 accompanying the financial statements and supplemental schedules of the Baltimore Gas and Electric Company Employee Savings Plan as of December 31, 1993 and 1992 and for the years then ended, included in this Annual Report on Form 11-K of Baltimore Gas and Electric Company.





                                             Coopers & Lybrand


        Baltimore, Maryland
        June 23, 1994

                                                              Baltimore Gas and Electric Company
                                                                         Employee Savings Plan
                                                 Statement of Net Assets Available for Plan Benefits
                                                                            December 31, 1993


                                                                Investment Funds

                                                                                  Vanguard/
                                                   BGE Common        Fixed         Morgan
                                       Total       Stock Fund      Rate Fund     Growth Fund   Windsor Fund     Loan Fund
                                   -------------- -------------- -------------- -------------- -------------- --------------
 Assets



  Value of securities
    held in trust (Note 3)          $281,462,425   $254,952,445             $0     $6,710,743    $19,799,237             $0
  Value of guaranteed
    investment contracts             114,412,667              0    114,412,667              0              0              0
  Loans outstanding to
    plan participants                 21,690,757              0              0              0              0     21,690,757
  Short-term investments               3,488,741      2,011,369      1,388,806         25,313         63,253              0
  Accrued dividends
    receivable                         5,208,252      3,708,446              0      1,499,806              0              0
  Accrued interest
    receivable                           294,208          3,538        290,220            162            288              0
  Accounts receivable                  2,986,895        523,384        198,507         64,916      1,902,594        297,494
                                  -------------- -------------- -------------- -------------- -------------- --------------
           Total                     429,543,945    261,199,182    116,290,200      8,300,940     21,765,372     21,988,251
                                  -------------- -------------- -------------- -------------- -------------- --------------


 Liabilities

 Accounts payable                      3,687,990        994,521        349,262        789,492        108,845      1,445,870
                                  -------------- -------------- -------------- -------------- -------------- --------------
           Total                       3,687,990        994,521        349,262        789,492        108,845      1,445,870
                                  -------------- -------------- -------------- -------------- -------------- --------------


 Net assets available
  for plan benefits                 $425,855,955   $260,204,661   $115,940,938     $7,511,448    $21,656,527    $20,542,381
                                  ============== ============== ============== ============== ============== ==============


 The accompanying notes are an integral part of the financial statements.

                                                              Baltimore Gas and Electric Company
                                                                         Employee Savings Plan
                                                 Statement of Net Assets Available for Plan Benefits
                                                                            December 31, 1992


                                                                Investment Funds

                                                                                  Vanguard/
                                                   BGE Common        Fixed         Morgan
                                       Total       Stock Fund      Rate Fund     Growth Fund   Windsor Fund     Loan Fund
                                   -------------- -------------- -------------- -------------- -------------- --------------
                                                                                                    <cs>
 Assets

  Value of securities
    held in trust (Note 3)          $244,048,284   $223,069,051             $0     $5,300,559    $15,678,674             $0
  Value of guaranteed
    investment contracts             100,517,868              0    100,517,868              0              0              0
  Loans outstanding to
    plan participants                 16,172,955              0              0              0              0     16,172,955
  Short-term investments               1,042,580        552,861        401,933         20,852         66,934              0
  Accrued dividends
    receivable                         3,653,521      3,429,116              0        224,405              0              0
  Accrued interest
    receivable                           658,857          1,309        657,148            157            243              0
  Accounts receivable                    543,887         68,602         14,329         50,763        245,993        164,200
                                  -------------- -------------- -------------- -------------- -------------- --------------
           Total                     366,637,952    227,120,939    101,591,278      5,596,736     15,991,844     16,337,155
                                  -------------- -------------- -------------- -------------- -------------- --------------
 Liabilities

  Accounts payable                     2,183,774        213,606        720,126        292,206        310,967        646,869
                                  -------------- -------------- -------------- -------------- -------------- --------------
           Total                       2,183,774        213,606        720,126        292,206        310,967        646,869
                                  -------------- -------------- -------------- -------------- -------------- --------------

 Net assets available
  for plan benefits                 $364,454,178   $226,907,333   $100,871,152     $5,304,530    $15,680,877    $15,690,286
                                  ============== ============== ============== ============== ============== ==============



 The accompanying notes are an integral part of the financial statements.

                                                              Baltimore Gas and Electric Company
                                                                         Employee Savings Plan
                                                            Statement of Changes in Net Assets Available for Plan Benefits
                                                            For the Year Ended December 31, 1993


                                                                Investment Funds

                                                                                  Vanguard/
                                                   BGE Common        Fixed         Morgan
                                       Total       Stock Fund      Rate Fund     Growth Fund   Windsor Fund     Loan Fund
                                   -------------- -------------- -------------- -------------- -------------- --------------
 Additions and Net
 Investment Activity
 -------------------

 Contributions:

   Participant eligible
     pay contributions                27,425,202    $10,845,395    $11,523,882     $1,841,762     $3,214,163             $0
   Participant rollover
     contributions                       161,413         43,620         59,176         20,758         37,859              0
   Employer matching contributions
     Company stock fund                9,010,434      9,010,434              0              0              0              0
                                   -------------- -------------- -------------- -------------- -------------- --------------
       Total                          36,597,049     19,899,449     11,583,058      1,862,520      3,252,022              0
                                   -------------- -------------- -------------- -------------- -------------- --------------

 Income:

   Dividends
     Stock funds                      13,830,959     11,257,466              0        820,026      1,753,467              0
     Employee stock account            3,140,040      3,140,040              0              0              0              0
   Interest                            7,708,127              0      7,708,127              0              0              0
   Pooled funds                          106,939         79,126         23,493          1,472          2,848              0
   Interest on participant loans       1,521,617              0              0              0              0      1,521,617
                                   -------------- -------------- -------------- -------------- -------------- --------------
       Total                          26,307,682     14,476,632      7,731,620        821,498      1,756,315      1,521,617
                                   -------------- -------------- -------------- -------------- -------------- --------------


  Participant loan repayments                  0      4,237,840      2,788,867        260,156        546,953     (7,833,816)
                                   -------------- -------------- -------------- -------------- -------------- --------------
       Total                                   0      4,237,840      2,788,867        260,156        546,953     (7,833,816)
                                   -------------- -------------- -------------- -------------- -------------- --------------

  Participant interfund
    transfers (net)                            0     (4,049,036)     3,530,668        110,419        407,949              0
                                   -------------- -------------- -------------- -------------- -------------- --------------
       Total                                   0     (4,049,036)     3,530,668        110,419        407,949              0






                                   -------------- -------------- -------------- -------------- -------------- --------------


 (continued on next page)

                                                              Baltimore Gas and Electric Compa
                                                                         Employee Savings Plan
                                                            Statement of Changes in Net Assets Available for Plan Benefits
                                                            For the Year Ended December 31, 1993
                                                                (Continued)


                                                                Investment Funds

                                                                                  Vanguard/
                                                   BGE Common        Fixed         Morgan
                                       Total       Stock Fund      Rate Fund     Growth Fund   Windsor Fund     Loan Fund
                                   -------------- -------------- -------------- -------------- -------------- --------------
 Additions and Net
 Investment Activity (Continued)
 -------------------------------



 Appreciation on investments:


  Net appreciation
     of common stock                  18,922,373     18,922,373              0              0              0              0
  Net appreciation
     (depreciation)
     of mutual funds                   1,110,385              0              0       (343,005)     1,453,390              0
                                  -------------- -------------- -------------- -------------- -------------- --------------
       Total                          20,032,758     18,922,373              0       (343,005)     1,453,390              0
                                  -------------- -------------- -------------- -------------- -------------- --------------


 Total additions and net
 investment activity                  82,937,489     53,487,258     25,634,213      2,711,588      7,416,629     (6,312,199)
                                  -------------- -------------- -------------- -------------- -------------- --------------


 Distributions:

  Withdrawal and distribution
     payments to participants        (21,535,712)   (14,125,768)    (6,572,769)      (160,751)      (564,824)      (111,600)
  Loans to participants                        0     (6,064,162)    (3,991,658)      (343,919)      (876,155)    11,275,894
                                  -------------- -------------- -------------- -------------- -------------- --------------
 Total Distributions                 (21,535,712)   (20,189,930)   (10,564,427)      (504,670)    (1,440,979)    11,164,294
                                  -------------- -------------- -------------- -------------- -------------- --------------








 Increase in net assets               61,401,777     33,297,328     15,069,786      2,206,918      5,975,650      4,852,095
  Net assets available
     for plan benefits,
     beginning of year               364,454,178    226,907,333    100,871,152      5,304,530     15,680,877     15,690,286
                                  -------------- -------------- -------------- -------------- -------------- --------------

  Net assets available
     for plan benefits,
     end of year                    $425,855,955   $260,204,661   $115,940,938     $7,511,448    $21,656,527    $20,542,381
                                  ============== ============== ============== ============== ============== ==============


 The accompanying notes are an integral part of the financial statements.

                                                              Baltimore Gas and Electric Company
                                                                         Employee Savings Plan
                                                            Statement of Changes in Net Assets Available for Plan Benefits
                                                            For the Year Ended December 31, 1992


                                                                Investment Funds

                                                                                  Vanguard/
                                                   BGE Common        Fixed         Morgan
                                       Total       Stock Fund      Rate Fund     Growth Fund   Windsor Fund     Loan Fund
                                   -------------- -------------- -------------- -------------- -------------- --------------
 Additions and Net
 Investment Activity
 -------------------

 Contributions:

   Participant eligible
     pay contributions               $23,889,611     $8,911,876    $11,450,404     $1,178,619     $2,348,712             $0
   Participant rollover
     contributions                       321,436         71,614        131,985         63,149         54,688              0
   Employer matching contributions
     Company stock fund                8,443,580      8,443,580              0              0              0              0
     Employee stock account            6,340,246      6,340,246              0              0              0              0
                                   -------------- -------------- -------------- -------------- -------------- --------------
       Total                          38,994,873     23,767,316     11,582,389      1,241,768      2,403,400              0
                                   -------------- -------------- -------------- -------------- -------------- --------------

 Income:

   Dividends
     Stock funds                      11,338,531     10,079,400              0        273,556        985,575              0
     Employee stock account            3,280,415      3,280,415              0              0              0              0
   Interest                            7,695,435              0      7,695,435              0              0              0
   Pooled funds                          121,272         90,616         26,482          1,292          2,882              0
   Interest on participant loans       1,246,229              0              0              0              0      1,246,229
                                   -------------- -------------- -------------- -------------- -------------- --------------
       Total                          23,681,882     13,450,431      7,721,917        274,848        988,457      1,246,229






                                   -------------- -------------- -------------- -------------- -------------- --------------



  Participant loan repayments                  0      3,551,020      2,891,025        162,549        447,170     (7,051,764)
                                   -------------- -------------- -------------- -------------- -------------- --------------
       Total                                   0      3,551,020      2,891,025        162,549        447,170     (7,051,764)
                                   -------------- -------------- -------------- -------------- -------------- --------------


  Participant interfund
    transfers (net)                            0        907,814       (107,566)        97,149       (897,397)             0
                                   -------------- -------------- -------------- -------------- -------------- --------------
       Total                                   0        907,814       (107,566)        97,149       (897,397)             0
                                   -------------- -------------- -------------- -------------- -------------- --------------


 (continued on next page)

                                                              Baltimore Gas and Electric Company
                                                                         Employee Savings Plan
                                                            Statement of Changes in Net Assets Available for Plan Benefits
                                                            For the Year Ended December 31, 1992
                                                                (Continued)

                                                                Investment Funds

                                                                                  Vanguard/
                                                   BGE Common        Fixed         Morgan
                                       Total       Stock Fund      Rate Fund     Growth Fund   Windsor Fund     Loan Fund
                                   -------------- -------------- -------------- -------------- -------------- --------------
 Additions and Net
 Investment Activity (Continued)
 -------------------------------


 Appreciation on investments:


  Net appreciation
     of common stock                   6,525,933      6,525,933              0              0              0              0
  Net appreciation
     of mutual funds                   1,317,782              0              0        167,385      1,150,397              0
                                  -------------- -------------- -------------- -------------- -------------- --------------
       Total                           7,843,715      6,525,933              0        167,385      1,150,397              0
                                  -------------- -------------- -------------- -------------- -------------- --------------


 Total additions and net
 investment activity                  70,520,470     48,202,514     22,087,765      1,943,699      4,092,027     (5,805,535)
                                  -------------- -------------- -------------- -------------- -------------- --------------








 Distributions:

  Withdrawal and distribution
     payments to participants        (34,252,450)   (20,053,942)   (12,859,263)      (297,939)      (650,220)      (391,086)
  Loan payments to
     participants                              0     (3,215,187)    (2,633,176)      (163,533)      (539,942)     6,551,838
                                  -------------- -------------- -------------- -------------- -------------- --------------
 Total Distributions                 (34,252,450)   (23,269,129)   (15,492,439)      (461,472)    (1,190,162)     6,160,752
                                  -------------- -------------- -------------- -------------- -------------- --------------


  Increase in net assets              36,268,020     24,933,385      6,595,326      1,482,227      2,901,865        355,217
  Net assets available
     for plan benefits,
     beginning of year               328,186,158    201,973,948     94,275,826      3,822,303     12,779,012     15,335,069
                                  -------------- -------------- -------------- -------------- -------------- --------------

  Net assets available
     for plan benefits,
     end of year                    $364,454,178   $226,907,333   $100,871,152     $5,304,530    $15,680,877    $15,690,286
                                  ============== ============== ============== ============== ============== ==============


 The accompanying notes are an integral part of the financial statements.

                       BALTIMORE GAS AND ELECTRIC COMPANY
                              EMPLOYEE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


     1.   GENERAL DESCRIPTION OF THE PLAN

            Baltimore Gas and Electric Company (the Company), has established the Baltimore Gas and Electric Company Employee Savings Plan (Plan) and Trust Agreement, with Bankers Trust Company as Trustee. The Plan allows participants to contribute up to 15% (12% prior to January 1, 1993) of their eligible pay through regular payroll deductions, under a deferred compensation option and/or a thrift option. Participant contributions under the deferred compensation option are excluded from current year's taxable income, whereas participant contributions under the thrift option are included in current year's taxable income. The Company contributes in cash or Company common stock, one-half of the first 6% of eligible pay contributed by participants.

            The Plan accepts rollovers of employees' eligible rollover distributions from other qualified plans.

            The Company currently maintains a corporate performance award program, whereby employees may earn awards based on (1) the achievement of certain Company-wide performance goals, as determined and designated from time to time by the management of the Company; and (2) the employees' eligible pay. At the discretion of management, such awards may be either contributed to the Plan in the form of Company common stock or cash for the purchase of Company common stock and allocated to each eligible participants' employee stock account, or paid to the eligible employees directly in the form of cash compensation. There were no contributions to the Plan under the corporate performance award program for the year ended December 31, 1993. Awards earned for Plan year ended December 31, 1991 were contributed to the Plan during 1992 in the amount of $6,340,246.

            There are four investment fund choices offered for participant contributions: the BGE Common Stock Fund, the Fixed Rate Fund and two mutual funds. Both mutual funds, the Vanguard/Morgan Growth Fund ("Morgan Fund") and the Windsor Fund, are managed by The Vanguard Group of Investment Companies. All Company contributions are invested by the Trustee in the BGE Common Stock Fund.

            Participant and Company matching contributions are sent, not less than once a month, to the Trustee, who invests participant contributions as designated, either in (1) the BGE Common Stock Fund for the purchase (in the open market) or other acquisition (as described in Note 2) of shares of the Company's common stock;
        (2) the Vanguard/Morgan Fund for the purchase of mutual fund shares directly from The Vanguard Group of Investment Companies;
        (3) the Windsor Fund for the purchase of mutual fund shares directly from The Vanguard Group of Investment Companies; or (4) the Fixed Rate Fund, as more fully described below.

            Dividends and earnings received on any shares held in participants' accounts, except for the shares of Company common stock held in their employee stock accounts, whether in the BGE Common Stock Fund, the Vanguard/Morgan Fund or the Windsor Fund, are automatically used to purchase or otherwise acquire additional shares for reinvestment in the corresponding fund, and all earnings on each participant's investment in the Fixed Rate Fund are automatically reinvested in that fund.

            Dividends received on shares of Company common stock held in a participant's employee stock account are invested by the Trustee in income-producing investments. Annually, a check is sent to the participant representing the total dividends credited to the participant's employee stock account. Any income earned on the dividends is not paid out annually, but is used to purchase or otherwise acquire additional shares of Company common stock for reinvestment in the participant's employee stock account.

            The total number of common stock or mutual fund shares purchased for any participant depends upon: (1) the participant's eligible pay; (2) the amount of the participant's eligible pay that is contributed; (3) the amount of that contribution which is designated for investment in the BGE Common Stock Fund, the Vanguard/Morgan Fund or the Windsor Fund; (4) the amount of Company matching contributions invested in the BGE Common Stock Fund; (5) the amount of the corporate performance award, if any, invested in the BGE Common Stock Fund; (6) the reinvested dividends and earnings on each investment fund; (7) the reinvested capital gains/losses on the Vanguard/Morgan Fund or Windsor Fund; and (8) the price of common stock or mutual fund shares, at the time of purchase, for each investment fund.

            Amounts held in the Fixed Rate Fund are invested in contracts issued by insurance companies or other financial institutions. Each contract specifies a fixed rate of interest for a certain period of time. The interest rate earned by the Fixed Rate Fund is a weighted average of the rates under the various contracts. The annual effective rates for the calendar years 1993 and 1992 were 7.49% and 8.31%, respectively. At December 31, 1993, approximately 8.35% and 6.94% of net assets available for plan benefits were invested in contracts issued by Metropolitan Life Insurance Company and Principal Mutual Life Insurance Company respectively. At December 31, 1992, approximately 9.53% and 5.10% of net assets available for plan benefits were invested in contracts issued by Metropolitan Life Insurance Company and Prudential Insurance Company of America respectively. Insurance contracts included in the Fixed Rate Fund have been reported at their contract value, which approximates fair market value.

            Participants have the right, once a month, to change the amount of their payroll deductions as well as the percentage of their contributions being invested in each of the four investment funds as provided in the Plan.

            In addition, participants are allowed monthly to transfer the value of their contributions, including earnings, among the four investment funds. Furthermore, as of the beginning of the calendar year in which participants reach age 56, they may transfer, monthly, the value of their Company contributions and employee stock account among the four investment funds.

            Under a loan program, participants may borrow up to one-half of their total account balance, with a minimum of $1,000 and a maximum of $50,000. Participants may elect up to five years to repay the loan, unless the loan is used for the purchase of a primary residence, in which case they may elect up to thirty years for repayment. Loans are repaid through regular payroll deductions or by direct payments from the participants and only one loan at a time is allowed by each participant. The interest rate on amounts borrowed is set at the time the loan is executed and remains in effect for the duration of the loan. The interest rate for loans is set by the Plan Administrator and is based on prevailing interest rates charged for similar loans by local financial institutions.

            The Plan allows participants to postpone, until withdrawal or distribution, any income tax liability on (1) all Company contributions; (2) participant contributions under the deferred compensation option; and (3) earnings on their contributions and Company contributions. Participant contributions under the thrift option are included in current year's taxable income.

            Withdrawals of thrift contributions and Company contributions, including earnings, are allowed monthly. All contributions held in participants' accounts are immediately 100% vested. However, participants who withdraw unmatured basic contributions (contributions of up to the first 6% of the participant's eligible pay that had not remained in the Plan for two full calendar years) are suspended from making payroll contributions to the Plan for twelve months.

            Distributions to participants who retire or terminate active employment are automatically deferred until they either reach age 65 or cease active employment, whichever is later, unless they request an earlier or later distribution. Generally, participants who reach age 70 1/2 must begin receiving their Plan distribution by April 1 of the following year, whether or not they are actively employed. Furthermore, active employees who attain age 59 1/2 may request to receive a distribution of their deferred compensation account balances.

            The Plan is administered by the Manager, Staff Services Department of the Company, as Plan Administrator. Administrative fees charged by institutions which issue contracts for the Fixed Rate Fund are reflected in the projected annual effective rate earned by the fund. All other fees and expenses of the Plan, including those of the Trustee, are currently paid by the Company. Brokerage fees, commissions and transfer taxes associated with the purchase, sale, or transfer of shares of common stock for the BGE Common Stock Fund and mutual fund shares for the two mutual funds are borne by those funds.

     2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            The Plan uses the accrual method of accounting.

            Shares of  common stock  for  participant  contributions  and
        Company matching contributions currently are purchased for the BGE Common Stock Fund on the open market, through new issuances or by other acquisition. Mutual fund shares for the Vanguard/Morgan Fund and the Windsor Fund are purchased directly from The Vanguard Group of Investment Companies, except that the Trustee purchases from time to time a small number of shares at current market value from participants withdrawing from the Plan or making interfund transfers. The cost of shares sold from the BGE Common Stock Fund, the Vanguard/Morgan Fund and the Windsor Fund, as a result of participant distributions, withdrawals, interfund transfers or loans, are determined under the average cost method.

            Withdrawals and distributions to participants are recorded when paid.

            Leveraging provisions are included in the Plan, but these provisions have not yet been utilized.

            If under the corporate performance award program, the Company makes a contribution to the Plan in the form of shares of Company common stock, then the value of such shares allocated to a participant's account is based on the average of the closing prices of the Company's common stock on the New York Stock Exchange for the twenty (20) consecutive trading days immediately preceding the date as of which the Company makes its contribution to the Plan. If the Company's contribution to the Plan is in the form of cash, then the value of such shares purchased on the open market will be the average price of all such shares purchased by the Trustee.

            Shares of common stock in the BGE Common Stock Fund held by Bankers Trust Company are valued as of December 31, 1993 and 1992, using the closing price as reported by the "NYSE -- Composite Transactions" published in the eastern edition of The Wall Street Journal. Mutual fund shares held in the Vanguard/Morgan Fund and the Windsor Fund are valued as of December 31, 1993 and 1992 using the closing prices of such shares as reported by the "Mutual Fund Quotations" for such date in the eastern edition of The Wall Street Journal.

            The value of the Fixed Rate Fund under the various contracts issued by insurance companies or other financial institutions is equal to the aggregate of the net contributions and earnings thereon.

            The Trustee may keep for short periods any portion of contributions designated for investment in any of the four investment funds in cash or a pooled interim investment fund consisting of short-term investments as provided by the Trust Agreement with Bankers Trust Company, Trustee.

            The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

        RECLASSIFICATIONS

            Certain  amounts   in  1992  have  been  reclassified  to  be
        consistent with the current year presentation.

     3.   SECURITIES HELD IN TRUST

            Shown below are the shares, with respective market value and cost, which were held in trust in the BGE Common Stock Fund, the Vanguard/Morgan Fund and the Windsor Fund on December 31, 1993 and 1992.

                             SHARES HELD        MARKET
                               IN TRUST         VALUE          COST

        BGE COMMON STOCK FUND

          December 31, 1993  10,047,387    $254,952,445   $187,381,268
          December 31, 1992   9,543,061    $223,069,051   $169,034,809

        VANGUARD/MORGAN FUND

          December 31, 1993     558,763      $6,710,743     $6,830,065
          December 31, 1992     419,016      $5,300,559     $5,004,494

        WINDSOR FUND

          December 31, 1993   1,423,382     $19,799,237    $18,352,863
          December 31, 1992   1,230,665     $15,678,674    $15,440,098

     4. TAX STATUS

            The Company received a favorable determination letter from the Internal Revenue Service, dated May 11, 1993, with respect to the Plan as restated effective April 23, 1993, qualifying the Plan as a stock bonus plan under Section 401 of the Internal Revenue Code (Code) and an employee stock ownership plan under
        Section 4975(e)(7) of the Code and exempting the Plan from federal income tax under Section 501 of the Code.

     5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

            The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:


                                                     December 31, 1993

              Net assets available for plan benefits
                 per the financial statements          $425,855,955

              Amounts requested by participants for
                 withdrawals and distributions at
                 December 31, 1993 but not yet paid     (1,218,624)

                                                      _____________

              Net assets available for plan benefits
                 per the Form 5500                     $424,637,331

                                                      =============



            The  following   is  a   reconciliation  of  withdrawals  and
        distributions paid to participants per the financial statements to the Form 5500:

                                                         Year ended
                                                     December 31, 1993

              Withdrawals and distributions paid
                 to participants per the
                 financial statements                   $21,535,712

              Amounts requested by participants for
                 withdrawals and distributions at
                 December 31, 1993 but not yet paid       1,218,624

                                                      _____________

              Withdrawals and distributions to
                 participants per the Form 5500         $22,754,336

                                                      =============



            Withdrawals and distributions to participants recorded on the Form 5500 for benefit claims include amounts that have been processed and approved for payment prior to December 31 but not yet paid as of that date. There were no differences between the financial statements and the Form 5500 as of December 31, 1992 and for the year then ended.

                                                                                                           Page 1 of 3


                                  Baltimore Gas and Electric Company (EIN 52-0280210)
                             Bankers Trust Company, Trustee  -  Baltimore Gas and Electric Company Employee Savings Plan

                                       Schedule of Assets Held for Investment Purposes
                                                                  December 31, 1993

                                                                                    Current        Maturity
         Identity of Issue        Description of Asset                  Cost         Value           Date
  ----------------------------     ----------------------------    ------------   ------------     ----------
 Group Annuity Contract with      Insurance Company Guaranteed
   Allstate Life Insurance        Interest Contract -
   Company (GA 5285)              Guaranteed Interest - 7.52%       $8,013,411     $8,013,411       04/01/97

 Group Annuity Contract with      Insurance Company Guaranteed
   Allstate Life Insurance        Interest Contract -
   Company (GA 5518)              Guaranteed Interest - 4.53%        2,203,422      2,203,422       10/01/96

 Group Annuity Contract with      Insurance Company Guaranteed
   Metropolitan Life Insurance    Interest Contract -
   (11809-0)                      Guaranteed Interest - 9.00%       27,414,597     27,414,597       03/31/95

 Group Annuity Contract with      Insurance Company Guaranteed
   Metropolitan Life Insurance    Interest Contract -
   (13307)                        Guaranteed Interest - 5.75%        7,975,839      7,975,839       03/31/98

 Group Annuity Contract with      Insurance Company Guaranteed
   New York Life                  Interest Contract -
   (06750)                        Guaranteed Interest - 5.15%       15,569,448     15,569,448       09/30/98

 Group Annuity Contract with      Insurance Company Guaranteed
   Principal Mutual               Interest Contract -
                                  Guaranteed Interest - 5.85%        8,502,631      8,502,631       04/01/98

 Group Annuity Contract with      Insurance Company Guaranteed
   Principal Mutual               Interest Contract -
   (4-05026-02)                   Guaranteed Interest - 5.17%       20,921,262     20,921,262       09/30/98

 Group Annuity Contract with      Insurance Company Guaranteed
   Provident National             Interest Contract -
   Assurance Co. (027-04554)      Guaranteed Interest - 8.77%        1,026,085      1,026,085       06/30/94

 Group Annuity Contract with      Insurance Company Guaranteed
   Prudential                     Interest Contract -                                           50% 09/30/94
   (7088-211)                     Guaranteed Interest - 6.74%        9,092,297      9,092,297   All 09/30/95

 Group Annuity Contract with      Insurance Company Guaranteed
   Prudential                     Interest Contract -                                           50% 09/30/96
   (7088-212)                     Guaranteed Interest - 7.44%        7,982,261      7,982,261   All 09/30/97

 Group Annuity Contract with      Insurance Company Guaranteed
   Travelers                      Interest Contract -
   (14576)                        Guaranteed Interest - 8.95%        5,711,414      5,711,414       06/30/95


















   (Continued on next page)                                     - 17 -

                                                                                                          Page 2 of 3
                                  Baltimore Gas and Electric Company (EIN 52-0280210)
                           Bankers Trust Company, Trustee  -  Baltimore Gas and Electric Company Employee Savings Plan

                                       Schedule of Assets Held for Investment Purposes
                                                                  December 31, 1993

                                                                                    Current        Maturity
         Identity of Issue        Description of Asset                  Cost         Value           Date
 ----------------------------     ----------------------------    ------------   ------------     ----------
*Baltimore Gas and                Common Stock - no par           $187,381,268   $254,952,445        -
   Electric Company

 Vanguard / Morgan Growth Fund    Mutual Fund                        6,830,065      6,710,743        -

 Windsor Fund                     Mutual Fund                       18,352,863     19,799,237        -

 Loan Fund                        Employee Loan Fund                21,690,757     21,690,757        -

 General Employee Benefit Trust   Short-Term Investment Fund;
   of Bankers Trust Company -     Fluctuating Interest Rates;
   Short-Term Investment Funds    Valued at Book Value of fund
                                  at time of purchase                3,488,741      3,488,741        -
                                                                  ------------   ------------
                                           Total                  $352,156,361   $421,054,590
                                                                    ==========     ==========
*Parties-in-Interest

                                                                                                                Page 3 of 3

                                  Baltimore Gas and Electric Company (EIN 52-0280210)
                            Bankers Trust Company, Trustee  -  Baltimore Gas and Electric Company Employee Savings Plan

                                                    Schedule of Reportable Transactions
                                            Cumulative Transactions by Issue Exceeding 5% of Portfolio Value During Plan Year 1993


                                      Number                                       Number
                                        of                                           of
       Security Description            Sales        Proceeds         Gain         Purchases        Cost
 ----------------------------        -----------    -----------    -----------    -----------    -----------
 Group Annuity Contract with
   Principal Mutual                           13    $21,397,355             $0             13    $21,311,333


 Group Annuity Contract with
   Principal Mutual
   (4-05026-02)                                1        170,572              0              4     21,091,834


*Baltimore Gas and Electric Company
   Common Stock - no par                      77     20,378,975      4,701,602            189     35,521,225


 Directed Account
   Short-Term Investment Fund
   General Employee Benefit Trust            346     65,200,330              0            360     67,637,325
                                     -----------    -----------    -----------    -----------    -----------
                        Total                437   $107,147,232     $4,701,602            566   $145,561,717
                                       =========      =========      =========      =========      =========

*Parties-in-Interest




































                                                                - 19 -